Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2024, Standard BioTools, Inc. (“Standard BioTools,” “we,” “us,” “our,” or the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, par value $0.001 per share (the “Standard BioTools Common Stock”).

Description of Common Stock

The following description of the Standard BioTools Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Eighth Amended and Restated Certificate of Incorporation, as amended (the “Standard BioTools Charter”), and the Company’s Amended and Restated Bylaws (the “Standard BioTools Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. The Company encourages you to read the Standard BioTools Charter, Standard BioTools Bylaws, and the applicable provisions of the Delaware General Corporation Law, for additional information.

Authorized Capital Stock

The Standard BioTools authorized capital stock consists of 600,000,000 shares of Standard BioTools Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Standard BioTools Preferred Stock”). As of December 31, 2024, there were 377,529,825 shares of Standard BioTools Common Stock outstanding and no shares of Standard BioTools Preferred Stock outstanding.

Common Stock

The holders of Standard BioTools Common Stock are entitled to one vote per share on all matters to be voted on by the Standard BioTools stockholders. Subject to preferences that may be applicable to any outstanding shares of Standard BioTools Preferred Stock, if any, holders of Standard BioTools Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company (the “Standard BioTools Board”) out of funds legally available for that purpose. In the event of the liquidation, dissolution or winding up of Standard BioTools, the holders of Standard BioTools Common Stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of Standard BioTools Preferred Stock then outstanding, if any. Holders of Standard BioTools Common Stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the Standard BioTools Common Stock.

Voting Rights

Holders of Standard BioTools Common Stock are entitled to one vote for each share held by such holder on any matter submitted to a vote at a meeting of stockholders. In addition, the Standard BioTools Charter provides that certain corporate actions require the approval of the Standard BioTools stockholders. These actions, and the vote required, are as follows:

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the removal of a director requires the vote of a majority of the voting power of the issued and outstanding capital stock entitled to vote in the election of directors; and
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the amendment of provisions of the Standard BioTools Charter relating to blank check preferred stock, the classification of the Standard BioTools Board, the removal of directors, the filling of vacancies on the Standard BioTools Board, cumulative voting, procedures for annual and special meetings of the stockholders, action by written consent of stockholders and procedures for the amendment of the Standard BioTools Charter require the vote of 66 2/3% of the Standard BioTools then outstanding voting securities.

Preferred Stock

The Standard BioTools Board has the authority, without further action by the Standard BioTools stockholders, to designate and issue the preferred stock in one or more series. The Standard BioTools Board may also fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions, of each such series of Standard BioTools Preferred Stock, any or all of which may be greater than or senior to those of the Standard BioTools Common Stock. Though the actual effect of any such issuance on the rights of the holders of Standard BioTools Common Stock will not be known until the Standard BioTools Board determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:

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diluting the voting power of the holders of Standard BioTools Common Stock;
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reducing the likelihood that holders of Standard BioTools Common Stock will receive dividend payments;
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reducing the likelihood that holders of Standard BioTools Common Stock will receive payments in the event of a liquidation, dissolution, or winding up; and
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delaying, deterring or preventing a change-in-control or other corporate takeover.

Registration Rights Agreement

On January 23, 2022, Standard BioTools entered into a Registration Rights Agreement, as amended by that certain Exchange Agreement, dated March 18, 2024 (the “Exchange Agreement”), with Casdin Private Growth Equity Fund II, L.P. and Casdin Partners Master Fund, L.P. (together, “Casdin”), and Viking Global Opportunities Illiquid Investments Sub-Master LP and Viking Global Opportunities Drawdown (Aggregator) LP (together, “Viking” and, collectively with Casdin, the “Purchasers”), pursuant to which the Purchasers have certain customary registration rights with respect to any shares of Standard BioTools Common Stock or other securities issued or issuable with respect to such shares (i) held by a Purchasers as of the date of the Exchange Agreement and (ii) acquired by the Purchasers pursuant to the Exchange Agreement.

Following the closing of the merger with SomaLogic, Inc. (“SomaLogic”) on January 5, 2024, Standard BioTools assumed certain registrations rights previously granted by SomaLogic, including (i) those certain resale registration and piggyback registration obligations under that certain Amended and Restated Registration Rights Agreement, dated as of September 1, 2021 and (ii) those certain registration obligations under that certain Agreement and Plan of Merger, dated as of July 25, 2022, by and among SomaLogic, Panther Merger Subsidiary I, LLC, Panther Merger Subsidiary II, LLC, Palamedrix Inc., and Shareholders Representative Services, LLC, as the securityholder representative.

Anti-Takeover Effects of Delaware Law and the Standard BioTools Charter and Standard BioTools Bylaws

Certain provisions of Delaware law and the Standard BioTools Charter and Standard BioTools Bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of Standard BioTools. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with the Board. We believe that the advantages gained by protecting the ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of the Standard BioTools Common Stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Standard BioTools Charter and Standard BioTools Bylaws

The Standard BioTools Charter and Standard BioTools Bylaws include provisions that:

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authorize the Standard BioTools Board to issue, without further action by the stockholders, additional shares of undesignated preferred stock;
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require that any action to be taken by the stockholders be effected at a duly called annual or special meeting and not by written consent;
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specify that special meetings of the stockholders can be called only by the Standard BioTools Board, the Chairperson of the Standard BioTools Board, the Secretary, the Chief Executive Officer or the President;

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establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of the stockholders and an advance notice procedure for nominations of persons for election to the Standard BioTools Board at any stockholder meeting;
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provide that directors may be removed only for cause;
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provide that (i) vacancies on the Standard BioTools Board resulting from one or more directors resignations from the Standard BioTools Board may be filled by a majority of directors then in office, including those who have so resigned; and (ii) vacancies on the Standard BioTools Board resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled only by a majority of the directors then in office, even though less than a quorum, or by a sole remaining director;
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subject to the rights of holders of any outstanding Preferred Stock, establish that the Standard BioTools Board is divided into three classes, Class I, Class II, and Class III, with each class serving staggered terms;
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specify that no stockholder is permitted to cumulate votes at any election of the Standard BioTools Board; and
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require the affirmative vote of a majority of the Standard BioTools Board and at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, to amend the above-mentioned provisions.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers (“Section 203”). In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (i) voting stock owned by persons who are directors and also officers, and (ii) voting stock owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
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at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with its affiliates and associates, owns, or is an affiliate or associate of the corporation and within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions the Standard BioTools Board does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of Standard BioTools Common Stock held by the stockholders.

The provisions of Delaware law and the Standard BioTools Charter and Standard BioTools Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Standard BioTools Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the Standard BioTools management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for the Standard BioTools Common Stock is Computershare Trust Company, N.A. The transfer agent’s address is 462 South 4th Street, Suite 1600, Louisville, KY 40202, and its telephone number is (800) 662-7232 or (781) 5752879.

Nasdaq Global Select Market Listing

The Standard BioTools Common Stock is traded on The Nasdaq Global Select Market under the trading symbol “LAB.”